FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 20, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

NOT STATED.

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

20.02.03

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification

20.02.03

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 17 February 2003

Signet Group plc

	No. of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	239,787,195	13.990
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	26,502,000	1.546
Capital International Limited	207,521,659	12.108
Capital International S.A.	4,006,510	0.234
Capital International, Inc	1,757,026	0.103

Schedule A

Schedule of holdings in Signet Group plc

As of 17 February 2003

Capital Guardian Trust Company

Registered Name	Local Shares
Chase Nominees Limited	15,122,100
ROY Nominees Limited	16,200
RBSTB Nominees Ltd	54,300
Nortrust Nominees	8,265,900
Citibank London	1,550,000
Bankers Trust	40,000
Midland Bank plc	1,148,400
Bank of New York Nominees	286,900
Deutsche Bank Mannheim	18,200
TOTAL	26,502,000

Schedule B

Capital International Limited

Registered Name	Local Shares
Chase Nominees Limited	50,120,620
KAS UK	385,920
HSBC Bank plc	13,086,900
Deutsche Bank AG	11,064,322
State Street Bank & Trust Co.	2,865,900
Nortrust Nominees	28,106,370
Morgan Guaranty	4,511,200
Barclays Bank	1,274,000
Midland Bank plc	2,079,400
Northern Trust	2,608,460
Bank of New York Nominees	57,773,980
State Street Nominees Limited	2,556,200
Bank One London	1,685,000
Bankers Trust	29,403,387
TOTAL

Schedule B

Capital International S.A.

Chase Nominees Limited	3,517,410
Midland Bank plc	99,100
Royal Bank of Scotland	273,000
Lloyds Bank	117,000
TOTAL

Schedule B

Capital International Inc.

Nortrust Nominees	1,659,026
HSBC Bank plc	98,000
TOTAL	1,757,026

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:    February 20, 2003